SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AMDOCS LIMITED

(Name of Subject Company (issuer))

Amdocs Limited

(Name of Filing Persons (Offeror))

0.50% Convertible Senior Notes due 2024

(Title of Class of Securities)

02342TAC3

02342TAD1

(CUSIP Number of Class of Securities)

Elizabeth W. McDermon

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

Telephone: (314) 212-8328

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

The Commission is requested to send copies of all communications to:

Robert A. Schwed, Esq.

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center,

250 Greenwich Street, New York, New York 10007

(212) 230-8800

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $132.00	Filing Party: Amdocs Limited
Form or Registration No.: Schedule TO-I	Date Filed: 3/14/2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT TO AMENDMENT NO. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amdocs Limited, a company organized under the laws of Guernsey (“Amdocs”), with the Securities and Exchange Commission on March 14, 2014 (the “Schedule TO”) relating to an offer (the “Offer”) to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated March 14, 2014 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), any and all of its outstanding 0.50% Convertible Senior Notes due 2024 (the “Notes”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Item 4.	Terms of the Transaction.

The information set forth in Item 4(a) is hereby amended and supplemented by adding the following:

(1) On page 2 of the Offer to Purchase, the sentence that reads “We urge you to read the remainder of this Notice of Put Right and Offer to Purchase and the other documents that are incorporated in this document by reference carefully because the information in this summary term sheet is not complete.” is hereby amended and restated with the following:

“We urge you to read the remainder of this Notice of Put Right and Offer to Purchase and the other documents that are incorporated in this document by reference carefully because the information in this summary term sheet may not contain all of the information that is important to holders of the notes.”

(2) On page 3 of the Offer to Purchase, the sentence that reads “In addition, if we have not accepted your notes for payment by May 12, 2014, you may also withdraw your notes.” is hereby amended and restated with the following:

“In addition, if we have not accepted your notes for payment by May 8, 2014, you may also withdraw your notes.”

(3) On page 12 of the Offer to Purchase, the first paragraph under the sub-heading “Determination of Validity” shall be supplemented by adding the following sentence to the end of the paragraph:

“Notwithstanding the foregoing, a holder may challenge in a court of competent jurisdiction Amdocs’ conclusion with respect to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered Notes as well as the interpretation of the terms and conditions of this offer (including the Instructions in the Letter of Transmittal).”

(4) On page 13 of the Offer to Purchase, the sentence that reads “Tenders of Notes may be withdrawn until 9:00 a.m., Eastern time, on April 11, 2014, and, unless already accepted for payment as provided herein, may also be withdrawn at any time after May 12, 2014.” is hereby amended and restated with the following:

“Tenders of Notes may be withdrawn until 9:00 a.m., Eastern time, on April 11, 2014, and, unless already accepted for payment as provided herein, may also be withdrawn at any time after May 8, 2014.”

(5) On page 18 of the Offer to Purchase, the sentences that read “This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of this Offer or the acceptance thereof would violate the laws of such jurisdiction. Amdocs is not aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If Amdocs becomes aware of any jurisdiction where the making of this Offer would not be in compliance with such laws, Amdocs will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, Amdocs cannot comply with any such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.” are hereby amended and restated with the following:

“This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any state in which Amdocs is prohibited from making this Offer by administrative or judicial action pursuant to a state statute. Amdocs is not aware of any state where the making of this Offer is prohibited by state statute. If Amdocs becomes aware of any state where the making of this Offer would be prohibited, Amdocs will make a good faith effort to comply with such statute. If, after such good faith effort, Amdocs is still prohibited from making this Offer, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such state.”

(6) On page 3 of the Letter of Transmittal, the sentence that reads “Notes tendered pursuant to the Offer may be withdrawn at any time prior to 9:00 a.m., Eastern time, on April 11, 2014 (such time and date, or the latest extension thereof, if extended as required by applicable law, the “Expiration Date”), and, unless theretofore accepted for payment by Amdocs pursuant to the Offer, may also be withdrawn at any time after May 12, 2014.” is hereby amended and restated with the following:

“Notes tendered pursuant to the Offer may be withdrawn at any time prior to 9:00 a.m., Eastern time, on April 11, 2014 (such time and date, or the latest extension thereof, if extended as required by applicable law, the “Expiration Date”), and, unless theretofore accepted for payment by Amdocs pursuant to the Offer, may also be withdrawn at any time after May 8, 2014.”

(7) On page 7 of the Letter of Transmittal, the sentence that reads “Tenders of Notes may be withdrawn at any time prior to 9:00 a.m., Eastern time, on the Expiration Date and, unless already accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 12, 2014.” is hereby amended and restated with the following:

“Tenders of Notes may be withdrawn at any time prior to 9:00 a.m., Eastern time, on the Expiration Date and, unless already accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 8, 2014.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in Item 6 to Schedule TO shall be supplemented as follows:

“(c)(10) None.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMDOCS LIMITED

By:	/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: March 28, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated March 14, 2014.*

(a)(1)(ii)	Letter of Transmittal, dated March 14, 2014.*

(a)(1)(iii)	Letter to Clients, dated March 14, 2014.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2014.*

(a)(5)(i)	Press Release Regarding Offer, dated March 14, 2014.*

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(g)	None.

(h)	None.

*	Previously filed.

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